H World Group Limited

No. 1299 Fenghua Road

Jiading District, Shanghai 201803

The People’s Republic of China

August 28, 2023

VIA EDGAR

Tyler Howes

Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         H World Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)

File No. 001-34656

Dear Mr. Howes and Ms. Gowetski:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 145

1.	We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and advises that the Company has obtained and reviewed the materials described below, including Schedule 13D or 13G filings/amendment filings, register of members, confirmation letters signed by directors or officers, other public available disclosures/information and legal advice from the Company’s PRC counsel, for the required disclosures with respect to the Company and its consolidated foreign entities under paragraphs (a) and (b)(2) and (b)(3). The Company respectfully submits that it relies upon legal advice from Junhe and confirmation letters signed by the Company’s directors and officers as discussed below as the basis of its submission.

The Company

According to the Company’s register of members, as of March 31, 2023 (the date of shareholder ownership disclosure set forth in FY 2022 20-F), the Company had 3,186,929,060 ordinary shares issued and outstanding, including 1,756,505,790 ordinary shares represented by ADSs. Of which:

•	55.1% were held by Citibank, N.A., the Company’s depositary on behalf of ADS holders (the “Depositary”); and 54.4%[1] were registered in the name of Hong Kong Securities Clearing Company Nominees Limited, the nominee holder of the shares held by the public shareholders of the Company traded on the Hong Kong Stock Exchange.

The Company generally does not know the identities of ADS holders and Hong Kong public shareholders and their holding information, other than through reviewing the Schedule 13D or 13G filings/amendment filings (the “Beneficial Ownership Filings”) of principal shareholders, and the monthly reports provided by the Depositary summarizing ADS holding positions of financial institutional investors based on their Form 13F filings (the “Depositary Monthly Report”). None of the Beneficial Ownership Filings and the Depositary Monthly Report as of April 27, 2023 revealed ownership or control by any governmental entities.

•	30.9% were directly or indirectly wholly owned by the directors and executive officers of the Company, among which, Mr. Qi Ji, the founder and the chairman of the board of directors of the Company, in aggregate beneficially owned 30.4% of the Company’s outstanding ordinary shares.

Based on the confirmation letters2 signed by each of the Company’s directors and officers and their respective holding companies (where applicable), these shares are not owned or controlled by any governmental entities.

1 There is overlap between the ordinary shares held by the Depositary and the ordinary shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited to facilitate fungibility between the U.S. market and the Hong Kong market.

2The confirmation letter included confirmation that:

•	9.9% were held by Invesco Ltd. Based on the examination of publicly available information of Invesco Ltd., such as its website and its Schedule 13G filing and any amendments filed thereto, no governmental entities in the Cayman Islands or the PRC own shares of Invesco Ltd.

•	6.9% were held by Trip.com. Trip.com is a public company listed on the Nasdaq Global Select Market and Hong Kong Stock Exchange. Based on Trip.com’s annual report for the fiscal year ended December 31, 2022 filed with the Commission on March 27, 2023, no Cayman Islands or PRC government entities own any shares in, nor any PRC governmental entities have a controlling financial interest in, Trip.com, or its subsidiaries, variable interest entities and the subsidiaries of its variable interest entities.

Based on the analysis and materials described above, the Company believes that, as of the date of the FY2022 20-F, it is not owned by any Cayman governmental entities (paragraph (b)(2)) and is not owned or controlled by governmental entities in the PRC (paragraph (a)). The governmental entities in the PRC do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

The Consolidated Foreign Operating Entities of the Company

The Company’s consolidated foreign operating entities (including the VIEs and the VIEs’ subsidiaries) are incorporated in the Cayman Islands, the British Virgin Islands, Singapore, Hong Kong, Germany, Austria, Switzerland, Netherlands, Belgium, Italy, the United Arab Emirates, Tunisia, Hungary, Spain, and mainland China.

The Company directly or indirectly owns 100% of the equity interest in all the Company’s consolidated foreign operating subsidiaries, except for (i) the subsidiaries as set out in Part A of Schedule I attached hereto and their subsidiaries (where applicable) and (ii) the VIEs and their subsidiaries. Of which:

•	the external shareholders of the subsidiaries set out in Part A of Schedule I are natural persons. To the Company’s knowledge, none of these persons has any contractual or other arrangement with any governmental entities in respect of their holding in the respective entities. Accordingly and given the Company’s level of control over these entities, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, these entities.

(i)	the Confirming Shareholders or their family members are the beneficiaries of their respective Holding Vehicles, and no PRC, Cayman or any other governmental entity directly or indirectly, including through a proxy or agent, owns any shares in their respective Holding Vehicles;
(ii)	the Confirming Shareholders are their respective Holding Vehicles’ sole directors, and the Holding Vehicles do not have any directors appointed by PRC, Cayman or any other governmental entities; and
(iii)	neither the Confirming Shareholders nor their respective Holding Vehicles have any contractual or other arrangement with PRC, Cayman or any other governmental entities, nor are the Confirming Shareholders aware of any circumstances, that could result in any PRC, Cayman or any other governmental entity having any controlling financial interest in the Company or its consolidated foreign operating entities (including the VIE (as defined in the FY 2022 20-F) and its subsidiaries), including through the Holding Vehicles’ or the Confirming Shareholders’ shareholding or beneficial ownership in the Company or consolidated foreign operating entities (including the VIE and its subsidiaries).

•	names of the external shareholders for the rest of these consolidated subsidiaries are set out in Part B of Schedule I.

To the best knowledge of the Company and based on the advice of its PRC counsel, Junhe LLP (“Junhe”), none of the external shareholders of the entities listed in Part B of Schedule I is a governmental entity. In addition, the Company is not aware of any contractual or other arrangement these external shareholders have with any governmental entities in respect of their holding in these consolidated foreign operating entities. As such, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, these consolidated foreign operating entities.

•	names of the nominee shareholders or partners (as the case may be) of the VIEs are set out in Part A of Schedule II.

Through a series of arrangements, the Company is the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs in its consolidated financial statements. As a result, the nominee shareholders or partners of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance, the obligation to absorb the expected gains/losses, and the right to receive the expected residual returns of the entities. To the best knowledge of the Company and based on publicly available information and the advice of Junhe, the nominee shareholders or partners (as the case may be) of the VIEs are (i) organizations that are not PRC governmental entities or (ii) natural persons who are not affiliated with PRC governmental entities. Therefore, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, the VIEs..

•	except for entities set out in Part B of Schedule II, each of the VIEs directly or indirectly wholly owns the equity interest in all of its subsidiaries. Part B of Schedule II also sets out the names of the external shareholders of the non-wholly owned subsidiaries of the VIEs. To the best knowledge of the Company and based on the advice of Junhe, none of these external shareholders is a governmental entity. In addition, the Company is not aware of any contractual or other arrangement these external shareholders have with any governmental entities in respect of their holding in these subsidiaries. As such, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, these subsidiaries.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made inquiries with, and reviewed the biographies of, its directors and the directors of its consolidated foreign operating entities. The Company also obtained signed confirmation letters from these directors confirming that they are not officials of the Chinese Communist Party (the “CCP”).

As part of the Company’s discussions with these directors, three directors of the Company and/or its consolidated foreign operating entities advised it that they are CCP members and they act as the secretary in different primary-level party organizations of Huazhu group. However, the Company does not believe that these directors should be identified as “officials” of the CCP, because:

•	As advised by Junhe, according to the Trial Regulations on the Work of Branches of the CCP that came into effect on October 28, 2018, a primary-level party organization is the most elementary operating unit of the CCP party and each enterprise in China (including private enterprises) that has at least three CCP members within it should form a primary-level party organization. Primary-level organizations do not participate in the operation of the enterprises. The three relevant directors are paid exclusively for their directorship and/or management positions at the Company or its consolidated PRC entities, and receive no remuneration for serving as the secretary (as the case may be) of the CCP’s primary-level party organization within Huazhu group. Based on the advice of its PRC counsel, the Company believes that a person who is a CCP “official” would derive at least a significant portion of their remuneration for serving in his or her party position, which does not apply in this case.

•	In addition, as advised by Junhe, there is no statutory definition for “officials” of the CCP, and certain interpretation published on the CCP’s Central Commission for Discipline Inspection’s website provides guidance to the term of “officials” of CCP (the “Interpretation”). Such Interpretation explains that whether an individual is an official of the CCP depends on the organization in which the relevant CCP member works and the member’s respective rank within the party. According to this Interpretation, officials of the CCP mainly include: (i) CCP members in party and governmental bodies (including party agencies, legislative bodies, administrative bodies, political consultative conference, judicial agencies, prosecuting agencies, non-communist party, and federation of industry and commerce bodies, and other bodies administered by reference to the Civil Servant Law promulgated on April 27, 2005, as latest amended on December 29, 2018) who hold leadership positions, or who rank at or above the associate researcher level but do not hold leadership positions; (ii) CCP members who hold mid-level and above leadership roles in large and very-large state-owned or state-controlled enterprises (“SOEs”), hold leadership roles in medium and small SOEs, or rank at or above the county division-head level in these SOEs; and (iii) CCP members who hold leadership roles or rank at or above Level 6 management positions (equivalent to the county deputy division-head level) in public institutions. In addition, any CCP member who has ceased to hold any leadership position but has not completed all formalities for his or her retirement, shall still be regarded as an “official.” Based on the advice of Junhe above, the Company does not believe the three relevant directors are officials of the CCP.

Based on the above, the Company does not believe that its directors or directors of its consolidated foreign operating entities include any officials of the CCP.

3.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the articles of the Company and its consolidated foreign operating entities do not contain wording from any charter of the CCP.

If you have any questions regarding the FY 2022 20-F, please contact Ms. Jihong He, the Chief Financial Officer of H World Group Limited, by telephone at +65 8655-0278 or via e-mail at jihonghe@hworld.com.

Very truly yours,

By:	/s/ Jihong He
Name:	Jihong He
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

Schedule I: Subsidiaries

Part A:

Name of the Consolidated Entity
Hangzhou Yuexi Hotel Management Co., Ltd.
Wuhu Jiangting Hotel Management Co., Ltd.
Shanghai Suting Hotel Management Co., Ltd.
Chongqi Yiting Hotel Management Co., Ltd.
Chengdu Yuting Hotel Management Co., Ltd.
Nanjing Starway Hotel Management Co., Ltd.
Beijing Hualige Hotel Management Co., Ltd.
Tianjin Huarui Hotel Management Co., Ltd.
Shanghai Xingqing Hotel Management Co., Ltd.

Part B:

Name of the Consolidated Entity	External Shareholder(s)
Elan Hotel Holdings Limited (BVI)	Xiaoshi Investment Ltd, Huolong Investment Ltd IDG CHINA VENTURE CAPITAL FUND V L.P. IDG CHINA V INVESTORS L.P.
Suzhou Blossom House Hotel Management Co., Ltd.	Suzhou Culture & Tourism Group Hotel Management Co., Ltd.
Kunshan Zhouzhuang Blossom House Hotel Investment Management Co., Ltd.	Kunshan Zhouzhuang ShuiZhiYun Hotel Management Co., Ltd.
Sichuan Blossom House Hotel Investment Management Co., Ltd.	Sichuan Shengbang Investment Co., Ltd.
Shanghai Longhua Investment Management Co., Ltd.	Shanghai Longhua Tourism City Development Co., Ltd.
Guangzhou Yahua Puxin Hotel Co., Ltd.	Guangzhou Puxin Hotel Co., Ltd.
Shanghai Meixie Hotel Management Co., Ltd.	Shanghai Kehui Venture Investment Co., Ltd.
Beijing Hanting Oriental Hotel Management Co., Ltd.	Beijing Xinhua Times International Media & Advertising Co., Ltd.
Urumqi Luting Hotel Management Co., Ltd.	Xinjiang Western Jinxin Hotel Management Co., Ltd.
Urumqi Qiting Hotel Management Co., Ltd.	Xinjiang Western Jinxin Hotel Management Co., Ltd.
Xi’an Shengting Hotel Management Co., Ltd.	Xi'an Shenghua Machinery Equipment Sales & Service Co., Ltd.
Xi’an Bangting Hotel Management Co., Ltd.	China Europe Haosen Ecological Environment Construction Co., Ltd.
Shanghai Liansheng Hotel Co., Ltd.	Shanghai Shande Trading Co., Ltd.
Chengdu Changting Hotel Management Co., Ltd.	Sichuan Longchang Great Wall Catering & Entertainment Co., Ltd.
Nanjing Leting Hotel Management Co., Ltd.	Nanjing Kaicheng Xinxing Industry Co., Ltd.
Shanghai Huiting Hotel Management Co., Ltd.	Shanghai Yihai Investment Center (Limited Partnership) Shanghai Guangxin Business Consulting Co., Ltd.
Chengdu HanTing Yangchen Hotel Management Co., Ltd.	Shanghai Hengshi Environmental Energy (Group) Co., Ltd.
Jinan Hanjia Hotel Management Co., Ltd.	Shandong Maisheng Advertising & Media Co., Ltd.
Shanghai Dingting Hotel Management Co., Ltd.	Shanghai Dinglun Hotel Management Co., Ltd.
Nanjing Zhuting Hotel Management Co., Ltd.	Nanjing Qingting Asset Management Co., Ltd.
Hangzhou Chenji Hotel Management Co., Ltd.	Hangzhou Hubin Pedestrian Street Commercial Development Co., Ltd.
Xi’an Jvting Hotel Management Co., Ltd.	Shaanxi Jucheng Asset Management Co., Ltd.
Henan Zhongzhou Express Hotel Investment Co., Ltd.	Henan Zhongzhou Hotel
Suzhou Zhujiangnan Hotel Management Co., Ltd.	Jiangsu Jiangnan Trade Group Co., Ltd.
Shanghai Huawei Education Technology Co., Ltd.	Nanjing Hao You Education Information Consulting Co., Ltd.
Beijing Huazhu Ruijing Hotel Management Co., Ltd.	Beijing Oriental Ruijing Hotel Management Co., Ltd.
Shanghai Junrui Hotel Co., Ltd.	Juneyao Airlines Co., Ltd.
Wenzhou Yaozhu Hotel Management Co., Ltd.	Wenzhou Juneyao Group Co., Ltd.
Xi’an Quanji Maoting Hotel Management Co., Ltd.	Xi’an Jinyan Hotel Management Co., Ltd.
Yongle Huazhu Hotel & Resort Group	Chengdu Ling Chuang Yi Pin Hotel Management Co., Ltd. Chengdu Global Times Convention & Exhibition Tourism Development Co., Ltd.
Beijing Shenzhou Business Travel Hotel Investment Management Co., Ltd.	Beijing Tong Chuang Cheng Yi Biotechnology Co., Ltd.
Shenzhen Shijie Chengjia Hotel Management Co., Ltd.	Shenzhen Shijie Hotel Apartment Management Co., Ltd.
Shanghai Ruicheng Hotel Management Co., Ltd.	Shanghai Kaishuo Hotel Investment Management Co., Ltd.
Shanghai Yuchuang Investment Management Co. Ltd.	Shanghai Lianzhi Investment Management Co. Ltd.
Shanghai Ruiji Hotel Management Co., Ltd.	Shanghai Ruiyi Hotel Management Co., Ltd.
Hefei Jucheng Hotel Management Consulting Co., Ltd.	Hefei New Great Wall Hotel Management Co., Ltd.
Shanghai Hua Yu Zhou enterprise Management Co., Ltd.	Shanghai Huazhou Property Management Co., Ltd.
H-World Information and Technology Co., Ltd.	Shanghai Mengguang Enterprise Management Partnership (Limited Partnership) Ningbo Meishan Bonded Area Yiyang Investment Partnership (Limited Partnership) Ping YU

Schedule II: VIEs and VIEs’ Subsidiaries

Part A:

Name of the VIE	Nominee Shareholder(s) / Partners of the VIE
Tianjin Jizhu Information Technology Co., Ltd.	Pengfei Jiang
Huanmei Information Technology (Shanghai) Co., Ltd.	Pengfei Jiang and Andong Chen
Ningbo Futing Enterprise Management Co., Ltd.	Dongfu Shi
Ningbo Hongting Investment Management Center (LLP)	Ningbo Hongting Investment Management Center (LLP) is a limited liability partnership with Ningbo Qiji Galaxy Investment Management Center serving as its general partner, and its limited partners include certain naturalperson investors and Huazhu Hotel Management Co., Ltd.

Part B:

Name of the Non-wholly-owned Subsidiary of the VIE	External Shareholder(s) / Partners of the Non-wholly-owned Subsidiary of the VIE
Jiangsu Jinlv Huazhu Hotel Management Co., Ltd.	Nanjing Tourism Co., Ltd.
Shenzhen Han Tong Investment Fund Partnership (LLP)

Shenzhen Han Tong Investment Fund Partnership (LLP) is a limited liability partnership with Beijing Hanhe Investment Management Co., Ltd. serving as its general partner, and its external limited partners include certain natural-person investors and the entities below:

•    Beijing International Trust Co., Ltd.

•    Beijing Mingrun Guangju Investment Co., Ltd.

•    JM Capital Co., Ltd.

•    Beijing Zegu Capital Co., Ltd.

•    Shanghai XMA Capital Co., Ltd.

•    Yuzhou Baihuibai Trading Co., Ltd.

•    Zhejiang Chunyu Investment Co., Ltd.

•    Dafeng Kaichen Yancheng Commercial Building Franchise Co., Ltd.

•    Shaoxing Hongcheng Trading Co., Ltd.

•    Shanghai Panming Investment Management Co., Ltd.

•    Shanghai Weilin Enterprise Consulting Co., Ltd.

•    Shanghai Hongyang Management Consulting Co., Ltd.